INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2014

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-4
Unaudited condensed consolidated statements of cash flows	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

F-1

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	June 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$45,097
Restricted cash	4,654	5,300
Trade accounts receivable, net	26,160	21,927
Inventories	1,017	723
Deferred income taxes	25,058	24,599
Prepaid expenses	5,927	7,246
Other current assets	5,416	3,102
Total current assets	110,581	107,994
Property and equipment, net	15,294	14,162
Deferred income taxes	33,820	27,222
Intangible assets, net	59,577	50,661
Goodwill	84,843	84,887
Investment	160	160
Other assets	2,507	1,553
Total assets	$306,782	$286,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$6,048
Accrued compensation and benefits	18,245	12,793
Accrued expenses and other current liabilities	31,569	32,246
Income taxes payable	4,680	5,479
Deferred tax liabilities	163	334
Deferred revenue	164,136	163,933
Total current liabilities	230,149	220,833
Long-term debt	30,000	-
Deferred revenue, less current portion	33,050	32,127
Deferred tax liabilities	342	-
Other non-current liabilities	4,075	3,482
Total liabilities	297,616	256,442
Commitments and contingencies (Note 12)
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(125,253)
Treasury shares	(33,179)	(46,816)
Accumulated other comprehensive loss	(8,343)	(8,859)
Retained earnings	178,770	210,398
Total shareholders’ equity	9,166	30,197
Total liabilities and shareholders’ equity	$306,782	$286,639

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Revenue:
Subscription	$61,000	$68,225	$117,579	$135,515
Platform-derived	39,381	19,784	87,528	46,040
Total revenue	100,381	88,009	205,107	181,555
Cost of revenue:
Subscription	(6,220)	(8,934)	(13,649)	(17,045)
Platform-derived	(9,537)	(3,535)	(16,214)	(8,936)
Total cost of revenue	(15,757)	(12,469)	(29,863)	(25,981)
Gross profit	84,624	75,540	175,244	155,574
Operating expenses:
Research and development	(14,145)	(15,823)	(28,791)	(32,270)
Sales and marketing	(23,147)	(22,550)	(46,566)	(45,032)
General and administrative	(15,516)	(16,757)	(35,773)	(33,133)
Total operating expenses	(52,808)	(55,130)	(111,130)	(110,435)
Operating income	31,816	20,410	64,114	45,139
Interest income	24	19	48	33
Interest and finance cost	(3,784)	(250)	(6,720)	(672)
Other, net	(752)	(161)	74	190
Other income and expense, net	(4,512)	(392)	(6,598)	(449)
Income before income taxes and loss from investment in equity affiliate	27,304	20,018	57,516	44,690
Income tax provision	(5,614)	(6,333)	(11,384)	(13,062)
Net income	$21,690	$13,685	$46,132	$31,628
Other comprehensive income, net of tax
Currency translation gain / (loss), net of tax	$1,309	$188	$(72)	$(516)
Other comprehensive income	1,309	188	(72)	(516)
Comprehensive income	22,999	13,873	46,060	31,112

Earnings per share:
Net income	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - basic	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - diluted	$21,690	$13,685	$46,132	$31,628
Earnings per ordinary share – basic	$0.40	$0.26	$0.85	$0.60
Earnings per ordinary share – diluted	$0.39	$0.26	$0.84	$0.60
Weighted-average shares outstanding – basic	54,487,750	52,407,636	54,257,788	52,777,085
Weighted-average shares outstanding – diluted	54,949,534	52,744,420	54,788,767	53,112,758

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive income (loss)	Total share- holders’ equity
Balances, December 31, 2013	$727	$(128,809)	$(33,179)	$178,770	$(8,343)	$9,166
Net income	-	-	-	31,628	-	31,628
Other comprehensive income (loss), net of tax	-	-	-	-	(516)	(516)
Exercise of share options and restricted stock units	-	(1,943)	3,801	-	-	1,858
Tax withholdings related to net share settlement of vested restricted stock units	-	(436)	-	-	-	(436)
Repurchase of own shares	-	-	(17,438)	-	-	(17,438)
Share-based compensation	-	5,935	-	-	-	5,935
Balances, June 30, 2014	$727	$(125,253)	$(46,816)	$210,398	$(8,859)	$30,197

The 54,763,151 ordinary shares were issued as of June 30, 2014.

The 1,612,521 ordinary shares were held in treasury at December 31, 2013 were reduced by 192,735 ordinary shares used to satisfy the exercise of share options and were increased by 924,845 ordinary shares repurchased and transferred to treasury, resulting in 2,344,631 ordinary shares held in treasury at June 30, 2014.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six months ended
	June 30,
	2013	2014
OPERATING ACTIVITIES:
Net income	$46,132	$31,628
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,461	15,726
Share-based compensation	5,226	5,935
Deferred income taxes	566	7,009
Change in the fair value of contingent consideration liabilities	987	183
Amortization of financing costs and loan discount	3,845	126
Loss (gain) on sale of property and equipment	(76)	(39)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	10,402	(4,664)
Net change in deferred revenue	9,886	(899)
Net cash provided by operating activities	87,429	55,005
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(7,821)	(5,912)
Proceeds from sale of property and equipment	128	218
Cash payments for acquisitions, net of cash acquired	(26,195)	-
Proceeds from sale of investment	9,750	-
Decrease (increase) in restricted cash	(4,587)	175
Net cash used in investing activities	(28,725)	(5,519)
FINANCING ACTIVITIES:
Payment of contingent consideration	(225)	-
Proceeds of credit agreement	75,000	-
Debt issuance costs	(774)	-
Repayments of principal on current credit agreement	(8,333)	(30,000)
Repayments of principal on former credit facility	(100,863)	-
Proceeds from exercise of share options	1,908	1,858
Repurchases of share rights and options from employees	(2,906)	(1,460)
Repurchase of own shares	(1,509)	(16,422)
Net cash provided by (used in) financing activities	(37,702)	(46,024)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,180)	(714)
Change in cash and cash equivalents	19,822	2,748
Beginning cash and cash equivalents	51,890	42,349
Ending cash and cash equivalents	$71,712	$45,097

Cash paid during the period for:
Income taxes paid	$(4,659)	$(5,345)
Interest paid	$(2,690)	$(381)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its wholly owned subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2013 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2013.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary to present fairly the Company’s financial position as of June 30, 2014 and results of its operations for the three and six months ended June 30, 2013 and 2014, statement of shareholders’ equity for the six months ended June 30, 2014, and cash flows for the three and six months ended June 30, 2013 and 2014. All adjustments are of a normal recurring nature. The results for the three and six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and internet security software branded under the AVG name.

As of June 30, 2014, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013, except for OpenInstall, Inc. and AVG Exploit Prevention Labs, Inc., which both merged with AVG Technologies USA Inc. as of January 1, 2014.

Note 2.	Summary of Significant Accounting Policies

There have been no changes in AVG’s significant accounting policies for the six months ended June 30, 2014 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

F-6

Segment reporting

Prior to January 1, 2014, the Company’s internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors including but not limited to, the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product and operations in Canada in 2013, AVG’s Chief Executive Officer and Chief Financial Officer, together the chief operating decision makers (“CODM”), concluded to change the internal financial information, effective in January 2014. The internal financial information is presented in two segments: SMB and Consumer. The two business segments reflect how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting, beginning in January 2014.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to; legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “Unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

The Company evaluates the performance of its segments based primarily on revenue and adjusted operating income. In addition to the “unallocated” noted above, the Company excludes certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon an adjusted segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The new operating structure provides the Company with visibility over the operations of the two businesses, to more effectively capitalize on market conditions and maximize revenue and profitability.

We have recast prior period amounts to conform to the way we internally managed and monitored segment performance during the current interim period.

The principal products and services offered by each segment are summarized below:

Consumer – Company’s Consumer segment focuses on delivering simple privacy, protection and performance solutions for PCs, tablets and mobile devices for consumers. Consumer segment products include Anti-Virus and Internet Security, PC Optimization, Family Safety and are available across multiple devices including PCs, Android and Mac. In addition, we have a growing portfolio of Mobile applications including those aimed at optimizing performance, memory and allowing easy control over privacy settings.

SMB – Company’s SMB segment focuses on delivering simple privacy, protection and performance solutions for across multiple devices for Small and Medium sized business customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing our partners to view and access their customers’ entire network environment.

Recently adopted guidance

Liabilities

In February 2013, the FASB issued ASU No. 2013-04, Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The main objective in developing this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

F-7

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters. The main objective in developing this update is to provide guidance and conformity with respect to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes. The main objective in developing this update is to provide guidance with respect to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Definition of a Public Business Entity

In December 2013, the FASB issued ASU No. 2013-12, Definition of a Public Business Entity. The main objective in developing this update is to provide a single definition of public business entity for future use in US GAAP. The amendment specifies that:

-	An entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity.

-	A business entity that has securities that are not subject to contractual restrictions on transfer and that is by law, contract, or regulation required to prepare US GAAP financial statements and make them publicly available on a periodic basis is considered a public business entity.

-	A consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements.

The Company is listed on US stock exchange market and therefore required by the SEC to file its financial statement with the SEC and public its financial statements on a periodic basis. Therefore, the Company meets criteria of a public business entity. This conclusion does not change the conclusion made before this ASU was issued. This update has no impact to the Company’s financial statements.

Technical Corrections and Improvements Related to Glossary Terms

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this update represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary. The amendments in this update do not have transition guidance and will be effective upon issuance (March 14, 2014). The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Accounting guidance issued but not adopted as of June 30, 2014

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The new guidance is effective for fiscal years beginning after December 15, 2016. The Company did not adopt this ASU and did not investigate yet whether adoption will or will not have a material impact on the consolidated financial statements.

F-8

Stock compensation

In June 2014, the FASB issued ASU No. 2014-12, Compensation – stock compensation. The main objective in developing this update is to provide guidance and conformity with respect to accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance is effective for fiscal years beginning after December 15, 2015. As the company does not have performance target share-based compensation, the application of this amendment will not have an impact on the consolidated financial statements.

Note 3.	Segment information

The Company manages its business in the segments Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and reconciliation from consolidated segment adjusted operating income to consolidated operating income:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Revenue	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Consumer	$89,305	$73,638	$182,995	$153,119
SMB	11,076	14,371	22,112	28,436
Total Revenue	100,381	88,009	205,107	181,555

Segment operating income
Consumer	$42,165	$35,904	$87,882	$75,778
SMB	3,504	1,204	7,795	4,415
Unallocated costs	(9,597)	(8,485)	(20,528)	(17,199)
Total adjusted operating income	36,072	28,623	75,149	62,994

Reconciliation to consolidated operating income
Share-based compensation	$(1,593)	$(3,123)	$(5,226)	$(5,935)
Acquisition amortization	(2,325)	(4,343)	(4,608)	(8,606)
Other adjustments	(338)	(747)	(1,201)	(3,314)
Consolidated operating income	31,816	20,410	64,114	45,139

The unallocated cost amounts in the table above include corporate-level activity not specifically attributed to a segment.

F-9

The Company does not evaluate assets and capital expenditures on a segment basis, and accordingly such information is not provided.

Note 4.	Intangible assets

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$26,204	$(9,971)	16,233	4.2 years
Developed technology	42,878	(19,443)	23,435	4.7 years
Software	23,687	(11,748)	11,939	4.5 years
Brand and domain names and other intangibles	11,046	(3,379)	7,667	5.3 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$104,118	$(44,541)	59,577

	June 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$26,208	$(12,313)	$13,895	3.6 years
Developed technology	42,883	(25,148)	17,735	3.7 years
Software	25,856	(13,884)	11,972	3.5 years
Brand and domain names and other intangibles	11,050	(4,294)	6,756	4.8 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$106,300	$(55,639)	$50,661

Amortization expense was $4,047 and $9,652 in the three months and six months ended June 30, 2014, respectively, and was $3,345 and $6,560 in the three months and six months ended June 30, 2013, respectively.

As of June 30, 2014, intangible assets with a carrying value of $17,609 have been pledged as collateral to secure the long term debt (Note 7).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of June 30, 2014, is estimated as follows:

2014	$9,473
2015	16,643
2016	12,132
2017	7,727
2018	3,666
Thereafter	717
Total	$50,358

F-10

Note 5.	Goodwill

The changes in the carrying amount of goodwill by segment are as follows:

	December 31, 2013	Acquisitions	Effect of foreign currency rate change	June 30, 2014
	(in thousands of U.S. dollars)
Consumer	$67,874	$-	$36	$67,910
SMB	16,969	-	8	16,977
Total goodwill(1)(2)	84,843	-	44	84,887

(1)	There were no accumulated goodwill impairment losses as of June 30, 2014.

(2)	The allocation of the goodwill to the segments was provisionally determined.

Note 6.	Related party transactions

For the three and six months ended June 30, 2013 and June 30, 2014, respectively, the Company had no related party transactions.

Note 7.	Debt

Credit agreement

On April 25, 2013, the Company entered into a credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “credit agreement”). The credit agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B up to another $50,000 with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used to finance the general corporate purposes of the Company.

Facility A was repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which was six months from the date of the credit agreement. Facility A bore an interest rate equal to the 1-month LIBOR rate plus a margin of 2.5% and, if applicable, a mandated lead arranger rate, and was payable monthly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus a margin of 2.5%, subject to specified consolidated financial ratios, and, if applicable, a mandated lead arranger rate, and is payable in arrears. The standard interest periods agreed are one, two, three and six months or any other period upon acceptance by the lender(s).

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of June 30, 2014, the Company was in compliance with all required covenants.

Collateral to the credit agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging AVG to also pledge new assets according to the criteria set. Certain property and equipment with a carrying value of $6,833, intangible assets with a carrying value of $17,609 (Note 4), as well as cash and cash equivalents amounting to $32,482 have been pledged as collateral to the credit agreement as of June 30, 2014.

F-11

During the three and six month period ended June 30, 2014, the Company repaid $5,000 and $30,000, respectively, on Facility B. Facility B is fully repaid, with no amount drawn on Facility B as of June 30, 2014.

At June 30, 2014, committed undrawn amounts available under the credit agreement were $50,000.

Note 8.	Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$154	$-	$154
Total assets measured at fair value	$-	$154	$-	$154

Liabilities:
Foreign currency contracts(1)	$-	$10	$-	$10
Contingent purchase consideration liabilities(2)	$-	$-	$1,984	$1,984
Total liabilities measured at fair value	$-	$10	$1,984	$1,994

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$17	$-	$17
Total assets measured at fair value	$-	$17	$-	$17

Liabilities:
Foreign currency contracts(1)	$-	$69	$-	$69
Contingent purchase consideration liabilities(2)	$-	$-	$2,167	$2,167
Total liabilities measured at fair value	$-	$69	$2,167	$2,236

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

F-12

(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Fair value - begin of period	$4,390	$2,080	$3,395	$1,984
Additions due to acquisitions	-	-	-	-
Change in FV of Level 3 liabilities(3)	172	92	987	183
Effects of foreign currency exchange	(31)	(5)	(31)	-
Payment of contingent consideration	(50)	-	(225)	-
Reclassifications	(355)	-	-	-
Fair value - end of period	$4,126	$2,167	$4,126	$2,167

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of June 30, 2013 and 2014, respectively.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

There is no long-term debt as of June 30, 2014. The carrying amount of long-term debt as of December 31, 2013 of $30,000 approximated its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

F-13

Note 9.          Condensed Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	December 31,	June 30,
	2013	2014
	(in thousands of U.S. dollars)
Income tax receivable	$728	$883
VAT receivable	1,755	1,212
Withholding tax receivable	347	231
Foreign currency contracts	154	17
Receivable related to legal claims	1,000	-
Advances for share repurchases	699	-
Other receivables	733	759
Total	$5,416	$3,102

Other non-current assets

Other non-current assets consist of the following:

	December 31,	June 30,
	2013	2014
	(in thousands of U.S. dollars)
Restricted cash (non-current portion)	$1,054	$233
Prepayments	557	556
Unamortized deferred financing costs	612	486
Deposits (office lease)	284	278
Total	$2,507	$1,553

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,	June 30,
	2013	2014
	(in thousands of U.S. dollars)
Salary and related benefits	$6,544	$5,045
Accrued vacation	2,777	3,459
Accrued incentive payments	7,699	4,198
Severance accrual	1,225	91
Total	$18,245	$12,793

F-14

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	June 30,
	2013	2014
	(in thousands of U.S. dollars)
Accrued legal and professional fees	$6,935	$9,167
Accrued marketing	3,516	3,454
Accrued rent and service costs	918	454
Accrued sale commissions, rebates and discounts	3,704	2,257
Cash settlement payable to the former owners of TuneUp	1,486	-
Deferred purchase consideration	3,288	4,278
Contingent purchase consideration	1,984	2,167
Share repurchase liability	-	1,016
Other accrued expenses and current liabilities	9,738	9,453
Total	$31,569	$32,246

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,	June 30,
	2013	2014
	(in thousands of U.S. dollars)
Deferred rent	$1,878	$1,303
Deferred purchase consideration	1,840	850
Other	357	1,329
Total	$4,075	$3,482

Note 10.          Other income and expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Interest income	$24	$19	$48	$33

Interest on long-term debt	(875)	(134)	(2,768)	(423)
Amortization of financing costs and loan discount	(2,856)	(64)	(3,845)	(126)
Bank charges and other finance costs	(53)	(52)	(107)	(123)
Interest and finance costs	(3,784)	(250)	(6,720)	(672)

Foreign currency exchange transaction gains (losses), net	(735)	(418)	(129)	(352)
Foreign currency contract gains (losses), net	(21)	257	(26)	542
Dividend income	-	-	225	-
Other	3	-	4	-
Other, net	(752)	(161)	74	190
Total other income (expense), net	$(4,512)	$(392)	$(6,598)	$(449)

F-15

Note 11.          Restructuring

Restructuring charges consist of costs associated with the migration consumer business and the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the three and six months ended June 30, 2013, respectively, and for the three and six months ended June 30, 2014, respectively, restructuring charges were comprised of the following:

	Three months ended
	June 30,
	2013	2014	2014
	2012/13 restruc- turing	2013/14 restruc- turing	Australia restruc- turing
Employee severance pay and related costs	$141	$64	$267
Non-cancelable lease, contract termination, and other charges	(86)	1	-
Other non-cash charges	-	472	-
Total restructuring charges	$55	$537	$267

	Six months ended
	June 30,
	2013	2014	2014
	2012/13 restruc- turing	2013/14 restruc- turing	Australia restruc- turing
Employee severance pay and related costs	$920	$425	$267
Non-cancelable lease, contract termination, and other charges	(39)	1	-
Other non-cash charges	-	1,181	-
Total restructuring charges	$881	$1,607	$267

Restructuring related costs and change in estimates in the three and six months ended June 30, 2014 totaled $ 804 and $ 1,874 respectively. From these restructuring costs incurred in the three and six months ended June 30, 2014, $ 267 and $ 382 respectively, was included in sales and marketing, $ 499 and $ 1,236 respectively in research and development, and $ 38 and $ 256 respectively in general and administrative.

Restructuring related costs and change in estimates in the three and six months ended June 30, 2013 totaled $55 and $881, respectively. From these restructuring costs incurred in the three and six months ended June 30, 2013, $32 and $624, respectively, was included in sales and marketing, $(24) and $115, respectively in research and development, and $47 and $142, respectively in general and administrative.

Migration consumer business Australia

The Company determined that changes were necessary to ensure that our services are provided, and the Company's activities are undertaken, in the most efficient and effective way to meet the needs of our customers and clients. Therefore, the Company took the decision to absorb the Australian Consumer business into other international locations where the AVG group operates. As a result of the decision, positions were made redundant

F-16

The following table summarizes the changes in this rationalization of operations related liabilities:

Severance and other benefits
Costs incurred and charged to expense	267
Costs paid	(197)
Effects of foreign currency exchange	(1)
Balance at June 30, 2014	$69

Cumulative costs incurred to date	$267

2013/14 Restructuring

During the fourth quarter 2013, the Company took the decision to mitigate the impact and risks connected with the third party search distribution partnerships as well as the Google policy changes earlier in 2013. This decision include a controlled exit from the third party search distribution business as well as a realignment of our resources to mobile, cloud and partnerships throughout the industry. In addition, we initiated a further rationalization of our global operations, involving a transfer of business activities to other locations. As a result of these actions, positions were made redundant in several locations.

The following table summarizes the changes in the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$1,225
Costs incurred and charged to expense	441
Costs paid	(1,591)
Changes in estimates	(16)
Effects of foreign currency exchange	6
Balance at June 30, 2014	$65

Cumulative costs incurred to date	$2,319

2012/13 Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2014	$1,146
Costs paid	(168)
Effects of foreign currency exchange	5
Balance at June 30, 2014	$983

Cumulative costs incurred to date	$1,628

F-17

Note 12.          Commitments and Contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $1,887 and $3,566 in the three and six months ended June 30, 2013, respectively, and $1,737 and $3,399 in the three and six months ended June 30, 2014, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of June 30, 2014:

	Lease	Sublease income	Net lease
Remainder of financial year 2014	$3,806	$(386)	$3,420
2015	6,783	(777)	6,006
2016	5,536	(609)	4,927
2017	3,888	(404)	3,484
2018	3,187	(226)	2,961
Thereafter	6,185	(678)	5,507
Total minimum future lease payments	$29,385	$(3,080)	$26,305

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of June 30, 2014:

Remainder of financial year 2014	$1,758
2015	2,323
2016	1,685
2017	500
2018	-
Total minimum future purchase obligations	$6,266

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities. AVG recognized such compensation expense of $1,798 and $763 during the three months ended June 30, 2013 and 2014, respectively and recorded such expense of $3,894 and $2,097 during the six months ended June 30, 2013 and 2014, respectively. As of June 30, 2014, AVG estimated that future compensation expense of up to $456 may be recognized as expense pursuant to these business combination agreements.

F-18

Litigation contingencies

On May 22, 2012, the Company received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australian based provider as defendant. On August 14, 2013 the parties agreed to a settlement in principle and as a consequence the Company estimated and recorded a liability of $2,600. In relation to this, the Company also estimated and recorded a receivable of $1,000 from the Australian based provider. On January 14, 2014, the Company transferred $1,500 to an escrow account and the Australian based provider contemporaneously transferred $1,000 on behalf of the claimant. The Court issued an order providing final approval of the settlement on behalf of the class on May 5, 2014. As of June 30, 2014, there was a remaining liability of $100 related to administrative costs of the settlement.

In addition, the Company is involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on Company’s financial condition or results of operations.

Note 13.          Geographic and major customer information

Revenues are attributed to countries based on the location of AVG’s channel partners as well as end-users of AVG.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Revenue:
Netherlands	$2,520	$2,159	$5,341	$4,355
United States	49,880	42,699	99,245	88,357
United Kingdom	13,992	12,903	30,040	25,466
Other countries(1)	33,989	30,248	70,481	63,377
Total	$100,381	$88,009	$205,107	$181,555

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	June 30,
	2013	2014
Long-lived assets:
Netherlands	$263	$365
Czech Republic	10,520	8,940
United States	2,405	2,926
Other countries(1)	2,106	1,931
Total	$15,294	$14,162

(1)	No individual country represented more than 10% of the respective totals.

F-19

Major customers

Revenues in the three and six months ended June 30, 2013 and 2014 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Yahoo!	9%	11%	6%	13%
Google	30%	10%	36%	12%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	June 30,
	2013	2014
Business partner:
Yahoo!	18%	20%
Google	19%	13%

Note 14.          Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2013
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	53,150,630	$727
Total	120,000,000	54,763,151	53,150,630	$727

	June 30, 2014
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	52,418,520	$727
Total	120,000,000	54,763,151	52,418,520	$727

Treasury shares

During the three and six months ended June 30, 2014, the Company repurchased 424,000 and 924,845 ordinary shares, respectively, through the share repurchase program described below and held these shares in treasury.

As at June 30, 2014 there were 2,344,631 shares held in treasury at a carrying value of $46,816.

F-20

Share repurchase program

The Company has entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 15). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program may occur in tranches. The share repurchase program was authorized by the Company's shareholders on January 12, 2012 and approved by the supervisory board on May 7, 2013. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover AVG's obligations to deliver shares under its employee stock options incentive and restricted share units plans.

AVG has mandated Goldman Sachs to execute the third tranche which is limited to up to 1,367,941 ordinary shares to be repurchased between June 3, 2014 and November 9, 2014. For that, Goldman Sachs will decide on the timing of the share repurchases independently of and without being influenced by AVG. This arrangement does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed periods.

Under the first tranche of the share repurchase program the Company had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a weighted average price per share of $22.07. Under the second tranche of the share repurchase program, the Company repurchased 1,132,059 ordinary shares between November 13, 2013 and May 10, 2014, for a total consideration of $ 19,722 and a weighted average price per share of $18.05. Under the third tranche of the share repurchase program, the Company repurchased 396,000 ordinary shares between June 3, 2014 and June 30, 2014, for a total consideration of $8,017 and a weighted average price per share of $20.01.

During the three and six months ended June 30, 2014, the Company repurchased in open market transactions 424,000 and 924,845 ordinary shares, respectively, for a total consideration of $9,191 (of which $1,016 is payable to Goldman Sachs as June 30, 2014) and $ 17,438, respectively and a weighted average price per share of $19.23 and $18.52, respectively.

The following table summarizes the Company’s total share repurchases under this program:

Total number of shares repurchased	3,028,059
Dollar amount of shares repurchased	$60,848
Average price paid per share	$20.09
Range of price paid per share	$15.48 – 26.27

Note 15.	Share-based compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Cost of revenue	$27	$11	$25	$14
Research and development	180	453	252	796
Sales and marketing	798	247	556	507
General and administrative	588	2,412	4,393	4,618
Total	$1,593	$3,123	$5,226	$5,935

F-21

Restricted share units

Restricted stock units can only be granted to members of the Management Board of the Company and the Supervisory Board after prior approval of the general meeting of shareholders. Participants shall have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited. Generally, the restricted share units generally vest based on 4 years of continuous service.

Share option, restricted stock unit and market restricted stock unit activity

The following table summarizes the share options granted in the six months ended June 30, 2014, with their weighted exercise price per share:

	Shares	Weighted average exercise price per share

Outstanding at December 31, 2013	2,988,609	$18.31
Options granted	1,016,870	19.00
Options exercised / expired	(143,733)	13.39
Options forfeited	(252,947)	17.98
Outstanding at June 30, 2014	3,608,799	$18.72

As of June 30, 2014, total compensation cost related to unvested share options granted to employees not yet recognized was $8.450 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.85 years and will be adjusted for subsequent changes in estimated forfeitures.

The fair value of option grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Risk free interest rate	0.62%	1.23%	0.58%	1.25%
Weighted-avergae expected lives (years)	4.00	4.00	4.00	4.00
Volatility	36.84%	39.54%	38.04%	39.00%
Dividend yield	-	-	-	-

F-22

The following table summarizes the restricted stock unit activity in the six months ended June 30, 2014, with their weighted average grant date fair value per share:

	Shares	Weighted average grant date fair value per share

Awarded and unvested at December 31, 2013(1)	800,000	$18.53
Granted	250,000	19.59
Vested	(75,000)	13.25
Forfeited	-	-
Awarded and unvested at June 30, 2013(1)	975,000	$18.72

(1)	Includes 100,000 market restricted stock units.

As of June 30, 2014, total compensation cost related to restricted stock units and market restricted stock units granted to employees not yet recognized was $11,054 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 2.13 years and will be adjusted for subsequent changes in estimated forfeitures.

During the three and six months ended June 30, 2014, 75,000 shares of previously granted restricted stock units vested. These vested restricted stock units were net share settled. The Company withheld 20,838 shares based upon the Company’s closing stock price on the vesting date to settle the employees’ minimum statutory obligation for the applicable income and other employment taxes. The Company will remit the cash to the appropriate tax authorities. The accrual for this tax obligation was $0.4 million at June 30, 2014.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining unvested share-based compensation was accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares. The cash was settled in three installments that were due in January 2013, August 2013 and January 2014, for respectively €2.1 million, €1.1 million and €1.1 million.

In the fourth quarter of 2012, one of the former owners ceased employment, which triggered accelerated vesting under the modified terms of the award, and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed. In the first quarter of 2013, the second former owner ceased employment as well, hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

During the six months ended June 30, 2013 and June 30, 2014, the Company recognized compensation expense of $3,133 (including an additional expense of $2,946 relating to the modification) and nil, respectively, which were included in general and administrative expenses. The Company has no further liabilities in relation to the cash-settlements as described above. All shares issuable to the former owners of TuneUp were issued on April 30, 2013.

F-23

Note 16.	401(k) Plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. The Company contributed $100 and $191 during the three and six months ended June 30, 2013 respectively and $103 and $244 during the three and six months ended June 30, 2014.

For the non-US employees, the Company does not pay or reimburse pension premiums other than any applicable statutory national premiums for state pension.

Note 17.	Income taxes

The Company recorded income tax expense of $5,614 (20.6 percent effective tax rate) and $6,333 (31.6 percent effective tax rate) in the three months ended June 30, 2013 and 2014, respectively and $11,384 (19.8 percent effective tax rate) and $13,062 (29.2 percent effective tax rate) in the six months ended June 30, 2013 and 2014, respectively.

The effective tax rate increased in the six months ended June 30, 2014 compared to the same period last year primarily due to a change in the enacted tax rates used for the recognition of deferred tax assets as a result of the prior year centralization of all intellectual property to the Netherlands. Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. The enacted tax rates used for the recognition of new deferred tax assets is significantly lower, while the deferred tax assets are being realized at the same higher rate at which they were previously recorded. As a consequence, there is an estimated increase of the income tax expense of $5,892 for the six months ended June 30, 2014.

Note 18.	Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method). In the three and six months ended June 30, 2014, shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) were included in the number of potential ordinary shares.

F-24

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Six months ended
	June 30,		June 30,
Numerator:	2013	2014	2013	2014
Net income	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - basic	$21,690	$13,685	$46,132	$31,628
Net income available to ordinary shareholders - diluted	$21,690	$13,685	$46,132	$31,628

Denominator:
Weighted-average ordinary shares outstanding – basic	54,487,750	52,407,636	54,257,788	52,777,085
Potential ordinary shares	461,784	336,784	530,979	335,673
Weighted-average ordinary shares outstanding – diluted	54,949,534	52,744,420	54,788,767	53,112,758
Earnings per ordinary share – basic	$0.40	$0.26	$0.85	$0.60
Earnings per ordinary share – diluted	$0.39	$0.26	$0.84	$0.60

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Performance restricted stock units	-	100,000	-	100,000
Options to purchase ordinary shares	1,062,513	1,508,069	1,501,136	1,325,981
Anti-dilutive shares	1,062,513	1,608,069	1,501,136	1,425,981

F-25